Notice to ASX/LSE Update on Fort Smith plane crash 24 January 2024 We have been informed by authorities that four team members from our Diavik diamond mine and two airline crew members have died in a plane crash near Fort Smith, Northwest Territories, Canada. Another member of our Diavik team survived the crash and received treatment in hospital. The charter flight was on its way to Diavik. Rio Tinto Chief Executive Jakob Stausholm said: “We are feeling numb with the devastating news that we have lost dear friends and colleagues. I extend our deepest sympathy to the families, friends, and loved ones of those who have been affected by this tragedy. I am heading to the Northwest Territories to be with our team and to offer our full support. “We will be working closely with authorities over the coming days, weeks and months, to support their efforts to understand the full facts of what has happened.” EXHIBIT 99.8

Notice to ASX/LSE 2 / 2 Contacts Please direct all enquiries to media.enquiries@riotinto.com Media Relations, United Kingdom Matthew Klar M +44 7796 630 637 David Outhwaite M +44 7787 597 493 Media Relations, Australia Matt Chambers M +61 433 525 739 Jesse Riseborough M +61 436 653 412 Alyesha Anderson M +61 434 868 118 Michelle Lee M +61 458 609 322 Media Relations, Americas Simon Letendre M +1 514 796 4973 Malika Cherry M +1 418 592 7293 Vanessa Damha M +1 514 715 2152 Investor Relations, United Kingdom Menno Sanderse M +44 7825 195 178 David Ovington M +44 7920 010 978 Laura Brooks M +44 7826 942 797 Investor Relations, Australia Tom Gallop M +61 439 353 948 Amar Jambaa M +61 472 865 948 Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 2000 Registered in England No. 719885 Rio Tinto Limited Level 43, 120 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404 This announcement is authorised for release to the market by Andy Hodges, Rio Tinto’s Group Company Secretary. riotinto.com